EXHIBIT 77C

FOR RIVERSOURCE SECTOR SERIES, INC.

RESULTS OF MEETING OF SHAREHOLDERS

RIVERSOURCE REAL ESTATE FUND (THE FUND)
SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 2, 2009
(UNAUDITED)

A brief description of the proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below. A vote is based on total dollar interest in the Fund.


To approve the change in the classification of the Fund from a "diversified" fund to a "non-diversified" fund.




DOLLARS VOTED "FOR"    DOLLARS VOTED "AGAINST"       ABSTENTIONS        BROKER NON-VOTES

  99,849,911.655            6,960,459.394           5,041,513.400            0.000
